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                                                                 EXHIBIT (a)(11)

     Tuesday June 15, 9:24 am Eastern Time

     Investor Contact:  Richard R. Conte (412) 372-7701
     Media Contact:     William L. Mulvey (202) 682-1147

     THE IT GROUP COMPLETES TENDER OFFER FOR EMCON

     ANNOUNCES PROMPT MERGER

     Pittsburgh, Pennsylvania -- June 15, 1998 -- The IT Group, Inc. (NYSE: ITX) today announced the completion of its tender offer for all of the issued and outstanding shares (the "Shares") of common stock of EMCON (NASDAQ:
     MCON). The tender offer expired at 12:00 Midnight, New York City time, on Monday, June 14, 1999. Pursuant to the cash tender offer, The IT Group has accepted for payment all of the tendered Shares (approximately 94.2%, or 7,864,301 Shares of the outstanding 8,346,919 shares of EMCON were tendered) and has instructed the depositary for the offer to pay promptly for such Shares at the purchase price of $6.75 per Share in cash.

     Pursuant to the related Agreement and Plan of Merger, dated May 10, 1999, The IT Group announced that it intends to acquire the balance of the EMCON shares promptly in a short form cash merger at $6.75 per share. The integration of EMCON into The IT Group as a wholly owned subsidiary is underway.

     Anthony J. DeLuca, chief executive officer and president of The IT Group, said, "Our integration planning is near completion and we are confident of achieving our projected synergy target of $12 million as we rapidly implement our plans. Our combined resources will put us in a leadership position in the solid waste services market."

     The IT Group, Inc. is a leading provider of diversified, valued-added services in the areas of environmental consulting, facilities management, engineering & construction and remediation. The IT Group's common stock and depositary shares are traded on the New York Stock Exchange under the symbols ITX and ITXpr, respectively. More information on The IT Group can be found on the Internet at www.theitgroup.com.
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     Statements regarding the intentions, beliefs, expectations or predictions of The IT Group and its management, including, but not limited to, those statements denoted by the words "anticipate," "believe," "expect," "should," and similar expressions (including "confidence") are forward-looking statements that reflect the current views of The IT Group and its management about future events and are subject to certain risks, uncertainties and assumptions. Actual results could differ materially from those projected in such forward-looking statements as a result of a number of factors, including, but not limited to, competition and pricing pressures, bidding opportunities and success, project results, funding of backlog, the effects of the integration of EMCON and the Company's other major acquisitions and the achievement of expected synergies there from, and industry-wide factors.